EXHIBIT 1
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                                                  May 23, 2000
                                                  FOR IMMEDIATE RELEASE
                                                  Contact: William T. Carney
                                                  Telephone: 203-846-2274
                                                  Facsimile:  203-846-1776


TRUDY ANNOUNCES TERMINATION OF AGREEMENT FOR SALE OF TRUDY SHARES TO JANEX INTERNATIONAL, INC.

Norwalk, Connecticut, May 23, 2000 - Trudy Corporation announced today that the Burnham Family and Trudy have been informed by Janex International, Inc. that Janex wishes to make substantial changes to the agreement for purchase of control of Trudy by Janex, announced on May 4, 2000. In view of the changes which are materially unfavorable to Trudy, the Burnham Family, and the remaining Trudy shareholders, the Burnham Family has no choice but to consider the agreement, as announced on May 4, terminated by Janex.

Commenting upon this development, William W. Burnham, President and Chief Executive Officer of Trudy, stated, "It is extremely disappointing that Janex has presented us with significant changes to the negotiated agreement. Although I am hopeful that we can get this agreement back on track, there are no assurances at this point that we will be able to reach an acceptable agreement."

Trudy is reviewing various business alternatives in view of Janex's actions.

Trudy, which does business under the name Soundprints, under a license from the Smithsonian Institution, publishes juvenile storybooks and audiocassettes which are sold in conjunction with contract manufactured educational toys to the retail and mail order markets.

Trudy is traded on the OTCBB under the symbol TRDY.